Filed by Friedman, Billings, Ramsey Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
               and deemed filed pursuant to Rule 14a-12 under the Securities Act

                               Subject Company: FBR Asset Investment Corporation
                                                   Commission File No: 001-15049

The following Letter to the Editor was written in response to an article appearing in the January 27, 2003 issue of Barron's:



   "WE ARE ONE OF THE FEW FIRMS IN THE SECURITIES INDUSTRY THAT IS HIRING AND
                                  EXPANDING."
                                -ROBERT S. SMITH
                            FRIEDMAN BILLINGS RAMSEY

To the Editor:

I am writing to respond to what we view as the innuendo and inaccuracies in the article addressing Friedman Billings Ramsey Group's planned merger with FBR Asset Investment Corp. ("Role Reversal," Jan. 27).

Since FBR Group was created in 1989, we have built two successful public companies through hard work, focus and discipline. We are very proud of these achievements. Today, we are one of the few firms in the securities industry that is hiring and expanding.

The article questions FBR Group's underwriting record. In fact, for the one- and five-year periods ended Dec. 31 of last year, we rank No. 1 among major equity underwriters for the aftermarket performance of our transactions, according to CommScan Equidesk.

Over the past two years, we have raised almost $3.9 billion in 43 transactions. As an institutional firm, FBR's distribution is to sophisticated professional investors.

Over the past 13 years, FBR Group has evolved from 20 people and $1 million of capital into a top-ten-ranked investment bank with more than 480 people and $260 million in equity. In 2002, we had one of the industry's highest returns on equity.

The same management and employees who have achieved these successes in FBR Group created and manage FBR Asset. Since 1997, we have run FBR Asset through one of the most turbulent interest rate and economic environments in history, including the Asian and Russian debt crisis and the resulting break in the domestic credit and equity markets of 1998, the inverted yield curve of 1999 into 2000, the rapidly declining interest rates of 2001 and 2002, and resulting prepayment speeds -- hardly a "sweet spot" as the article suggests.

We have grown the book value of FBR Asset from $18.60 when we created it in 1997 to almost $29 a share. And the company has declared cash dividends of $ 14.36 over that period.

We believe the proposed merger of FBR Group and FBR Asset will strengthen each of them, and provide significant benefits to both shareholder groups. We look forward to the proxy mailing and shareholder vote.

In addition, neither Emanuel Friedman nor Eric Billings has ever been paid additional fees for running hedge funds. Lastly, PNC formerly owned less than 5% of FBR Group, not 12.14%.

Robert S. Smith
Chief Operating Officer
Friedman Billings Ramsey Group
Arlington, Va.

                                      # # #

Proxy Information

In connection with the proposed transactions, Friedman, Billings, Ramsey Group, Inc., FBR Asset Investment Corporation and Forest Merger Corporation have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. In addition, FBR Group, FBR Asset and Forest Merger Corporation will prepare and file a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to carefully read the definitive joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents containing information about FBR Group and FBR Asset, without charge, at the SEC's web site at http://www.sec.gov. Free copies of both companies' filings may be obtained by directing a request to 1001 Nineteenth Street North, Arlington, Virginia 22209, Attention: Investor Relations.


Participants in Solicitation

FBR Group, FBR Asset and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning FBR Group's participants in the solicitation is set forth in FBR Group's proxy statement for its annual meeting of stockholders, filed with the SEC on May 30, 2002. Information concerning FBR Asset's participants in the solicitation is set forth in FBR Asset's proxy statement for its annual meeting of stockholders, filed with the SEC on April 23, 2002. Additional information is set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive preliminary joint proxy statement/prospectus when it is filed with the SEC.